BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Grey Advertising Inc - Class B


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing submission through the EDGAR-Link
System software, by E-Mail confirmation.

                             Sincerely,



                             Damian P. Reitemeyer

Enclosures










       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.  20549


                  SCHEDULE 13G

    Under the Securities Exchange Act of 1934
               (Amendment No. 9 )*

              Grey Advertising Inc
     _______________________________________
                 NAME OF ISSUER:
   Common Stock - Ltd Duration Cl B (Par Value
                     $1.00)
     _______________________________________
          TITLE OF CLASS OF SECURITIES
                    397838202
     _______________________________________
                  CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following page(s))



                         Page 1 of 7 Pages








CUSIP No. 397838202                Page 2 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company, as Trustee for employee benefit plans. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *
               (A)  [ ]
               (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York Corporations.

   NUMBER OF   5. SOLE VOTING POWER          0 SHARES
  BENEFICIALLY
   OWNED BY    6. SHARED VOTING POWER        0 SHARES
     EACH
   REPORTING   7. SOLE DISPOSITION POWER     0 SHARES
    PERSON
     WITH      8. SHARED DISPOSITION POWER   0 SHARES

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON                                     0  SHARES

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
   EXCLUDES CERTAIN SHARES  [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               0%

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK











CUSIP No. 397838202                Page 3 of 7 Pages


          DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL
NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS
TRUST NEW YORK CORPORATION OR BANKERS TRUST
COMPANY, AS TRUSTEE (THE BANK) IS, FOR THE
PURPOSE OF SECTION 13(g)OF THE SECURITIES AND
EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE,
THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4(a)(ii) HEREOF.


Item 1(a) NAME OF ISSUER:

          Grey Advertising Inc

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          777 Third Avenue
          New York, NY  10017

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation,
          and its wholly-owned subsidiary, Bankers Trust
          Company,  as Trustee for employee
          benefit plans.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York  10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company, as Trustee for employee
          benefit plans, are both corporations
          incorporated in the State of New York
          with their principal business offices
          located in New York.













CUSIP No. 397838202                Page 4 of 7 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock - Ltd Duration Cl B (Par
          Value $1.00) of Grey Advertising Inc,
          a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          397838202

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i) As of December 31, 1997, Bankers
          Trust Company, (the Bank), was the
          beneficial owner of 0 shares of common stock.

          (ii) It was also the record owner of
          56,944 shares held by the Bank as
          Trustee of the Grey Advertising Inc.
          Profit Sharing ESOP Plan (the Plan)
          with respect to which the bank
          disclaims beneficial ownership.
               The Plan states that each Plan
          participant shall have the right to
          direct the manner in which shares of
          common stock shall be voted at all
          stockholders meetings. The Department
          of Labor has expressed the view that,
          under certain circumstances, ERISA may
          require the Trustee to vote shares
          which are not allocated to
          participants accounts. Since, in the
          view

CUSIP No. 397838202                Page 5 of 7 Pages

          of the Bank and Bankers Trust New York
          Corporation, such voting power is
          merely a residual power based upon the
          occurrence of an unlikely contingency,
          and is not a sole or shared power to
          vote the securities, the Bank and
          Bankers Trust New York Corporation
          hereby disclaim beneficial ownership
          of such securities.


     (b)  Percent of Class:

          The stock described in Item 4(a) above
          as to which the Bank acknowledges
          beneficial ownership constitutes 0.0%
          of the Issuers outstanding Common
          Stock. The stock as to which the Bank
          disclaims beneficial ownership
          constitutes 20.3% of the Issuers
          outstanding stock.

     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the vote - 0

     (ii) shared power to vote or to direct the vote - 0

     (iii)sole power to dispose or to direct the disposition of - 0

     (iv) shared power to dispose or to direct the disposition of - 0


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

CUSIP No. 397838202                Page 6 of 7 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuers employee benefit plan,
          for which the bank serves as Trustee, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY
          BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

          By signing below I certify that, to
          the best of my knowledge and belief,
          the securities referred to above were
          acquired in the ordinary course of
          business and were not acquired for the
          purpose of and do not have the effect
          of changing or influencing the control
          of the issuer of such securities and
          were not acquired in connection with
          or as a participant in any transaction
          having such purpose or effect.
















CUSIP No. 397838202                Page 7 of 7 Pages


SIGNATURE:

     After reasonable inquiry and to the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1997

Signature:     Bankers Trust New York
Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee
               for employee benefit plans.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary
                EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to Bankers Trust Company is shown below:


       Bankers Trust New York Corporation

                        |
                      100%
                        |

              Bankers Trust Company